April 2, 2012

BY SEDAR

TO:

Securities Commissions of:

British Columbia

Alberta

Saskatchewan

Manitoba

Ontario

Quebec

Nova Scotia

New Brunswick

Newfoundland

Prince Edward Island

Nunavut

Yukon Territory

Northwest Territories

AND TO:

Toronto Stock Exchange

Attention:  Statutory Filings

Dear Sirs:

Re:  Notice of Record Date Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a general meeting of the members for the undermentioned issuer:

Issuer:

Fortuna Silver Mines Inc.

Security Description:

Common

CUSIP #:

349915 10 8

Meeting Type:

Annual

Record Date for Notice:

Friday, April 27, 2012

Meeting Date:

Wednesday, June 6, 2012

Yours truly,

FORTUNA SILVER MINES INC.

Per:

“Sally Whittall”

Corporate Secretary